


15008769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/11/16

February 2, 2016

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2016

Dear Ms. O'Toole:

This is in response to your letter dated January 11, 2016 concerning the shareholder proposal submitted to Goldman Sachs by Elizabeth Lindsley. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Elizabeth Lindsley
lisa@sumofus.org

February 2, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2016

The proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that it appears will be included in Goldman Sachs' 2016 proxy materials. Accordingly, assuming that the previously submitted proposal is included in the company's proxy materials, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

200 West Street | New York, New York 10282
Tel 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

January 11, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Elizabeth Lindsley

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (together, the "2016 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Elizabeth Lindsley (the "Proponent"). The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2016 Proxy Materials for the reason discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: Shareowners of The Goldman Sachs Group, Inc. ('GS') request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reason for Omission

The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. In describing the predecessor to Rule 14a-8(i)(11), the Commission stated that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., United Therapeutics Corp.* (Mar. 5, 2015); *Verizon Communications Inc.* (Feb. 5, 2014); *PepsiCo, Inc.* (Jan. 29, 2014); *Chevron Corp.* (Feb. 21, 2012); *Exxon Mobil Corp.* (Mar. 19, 2010); *Pacific Gas & Electric Co.* (Feb. 1, 1993).

On December 12, 2015 (the Company's deadline for receipt of shareholder proposals), the Company received via e-mail a letter containing a proposal (the "Prior Proposal") from John Chevedden as agent for James McRitchie and Myra K. Young requesting that the Company's Board of Directors (the "Board") adopt a policy requiring the Chair of the Board (the "Chair") to be an independent member of the Board. Two days later, on December 14, 2015, the Company received a letter via United States Postal Service enclosing the Proposal. The date and time of delivery of the Proposal can be seen in Exhibit A. The Prior Proposal, a copy of which is attached as Exhibit B (along with the cover e-mail evidencing the date and time of delivery), reads as follows: "*Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.*"

The Proposal and the Prior Proposal clearly have the same principal thrust and focus, in that they request the Board to adopt a policy and amend the governing documents as necessary to require the Chair to be an independent director. Even beyond the overall focus, the proposals have markedly similar terms and conditions. Both proposals provide that compliance with the policy shall be waived if no independent director is available and willing to serve. Both proposals contemplate implementation in a prospective manner that does not violate existing agreements. Both proposals provide that if the Chair ceases to be independent then the Board shall select a new independent chair within a particular time period.

The proposals differ only slightly, in regard to the level of detail and wording used, but not in any way that remotely impacts the principal thrust or focus of the proposals. For example, the fact that the Prior Proposal includes the words "whenever possible" does not render the Proposal different for purposes of Rule 14a-8(i)(11). *See, e.g., Nabors Industries Ltd.* (Feb. 28, 2013) (concurring with exclusion pursuant to Rule 14a-8(i)(11) where one proposal included the language "whenever possible" and the other did not); *Xcel Energy Inc.* (Feb. 28, 2012) (same). In addition, the Prior Proposal addresses potential contractual conflicts by giving the Board discretion to phase in the policy "for the next CEO transition" to avoid violating "any existing agreement," while the Proposal addresses the same point with more general wording, stating that the policy should be applied "prospectively so as not to violate any contractual obligation." Finally, if the Chair ceases to be independent, the Prior Proposal calls for the Board to select a new Chair "within a reasonable amount of time," whereas the Proposal specifies that the Board should act "within 60 days." None of these minor differences in wording or level of detail change the principal thrust or focus of the proposals for purposes of Rule 14a-8(i)(11). *See, e.g., Xcel Energy Inc.* (Feb. 28, 2012) (concurring with the exclusion of a proposal regarding independent chair where the later proposal specified the definition of the term "independent" while the first proposal did not); *Mylan, Inc.* (Feb. 1, 2012) (concurring with the exclusion of a proposal regarding independent chair where the later proposal included more detail than the first proposal).

Presented with duplicative proposals relating to the independence of the board chairperson, the Staff has repeatedly concurred that companies may exclude the later-received shareholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. *See, e.g., Nabors Industries Ltd.* (Feb. 28, 2013); *Xcel Energy Inc.* (Feb. 28, 2012); *Lockheed Martin Corp.* (Jan. 12, 2012); *American Express Co.* (Jan. 11, 2012);

JPMorgan Chase & Co. (Mar. 7, 2011); *The Goldman Sachs Group, Inc.* (Mar. 9, 2010); *Wells Fargo & Co.* (Jan. 17, 2008); *Sara Lee Corp.* (Aug. 18, 2006) and *Weyerhaeuser Co.* (Jan. 18, 2006). In each of these no-action letters, as in the present case, the proposals have the same principal thrust and focus, but differ in their implementation and presentation.

The Staff has also expressly confirmed that, when a company receives two substantially duplicative proposals, Rule 14a-8(i)(11) permits the exclusion of the proposal that was *received* later by the company. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas & Electric Co.* (Jan. 6, 1994). In the present case, the Prior Proposal was received on December 12, 2015, and the Proposal was received on December 14, 2015.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials under Rule 14a-8(i)(11).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Elizabeth Lindsley

Exhibit A

Elizabeth Lindsley

*** FISMA & OMB Memorandum M-07-16 ***

December 10, 2015

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Re: Shareholder proposal for 2016 annual meeting

Dear Mr. Rogers:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that The Goldman Sachs Group, Inc. ("Goldman Sachs") plans to circulate to shareowners in connection with the 2016 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an independent chair of the board of directors.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Goldman Sachs common stock for longer than a year. A letter from Morgan Stanley Smith Barney, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Goldman Sachs common stock through the date of the 2016 annual meeting.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact me via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,



RESOLVED: Shareowners of The Goldman Sachs Group, Inc. ("GS") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Lloyd Blankfein has held the dual role of Chair of the board of directors and CEO at GS since 2006. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The "inefficiency and unsuitability of joint chair/CEO roles" at financial institutions is listed by the Group of Thirty as a factor in the "weak culture of oversight among Board members," one of three cultural failings that contributed to the financial crisis (*Banking Conduct and Culture*, July 2015, available at www.group30.org).

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2013 report by governance firm GMI found that "the CEO/Chair combination is statistically associated with an elevated risk of enforcement action for accounting fraud" (GMI Analyst: ESG and Accounting Metrics for Investment Use, March 2013).

While separating the roles of Chair and CEO is the norm in Europe, 41% of Fortune 100 companies have also implemented this best practice (EY Center for Board Matters, October 2014, available at http://www.ey.com/Publication/vwLUAssets/EY-lets-talk-governance-trends-in-independent-board-leadership-structures/$FILE/EY-ind-board-leadership-october-2014.pdf). The Global Network of Director Institutes, an organization of 15 national and regional bodies, recommends that "The roles of the chair and CEO should be distinct, with the chair independent of management" (GDNI Guiding Principles of Good Governance, available at http://gndi.weebly.com/uploads/1/4/2/1/14216812/2015_may_6_guiding_principles_of_good_governance.pdf).

We believe that independent board leadership would be particularly constructive at GS where our company's history of ethical lapses has led to a charge to third quarter earnings of over $1.3 billion for " mortgage-related litigation and regulatory matters." (Form 10-Q, June 2015)

We urge shareholders to vote for this proposal.

Exhibit B

From: *** FISMA & OMB Memorandum M-07-16 ***
To: O"Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]; Mangone, Kara (Succoso) [EO]
Subject: Rule 14a-8 Proposal (GS)
Date: Saturday, December 12, 2015 9:28:17 AM
Attachments: CCE12122015_2.pdf

Dear Ms. O'Toole,

Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

Sincerely,

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 8, 2015

Mr. John F. W. Rogers
Corporate Secretary
The Goldman Sachs Group, Inc. (GS)
200 West Street
New York NY 10282
Phone: 212 902-1000

Dear Corporate Secretary:

We are pleased to be shareholders in The Goldman Sachs Group, Inc. (GS) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

December 8, 2015
Date



Myra K. Young

December 8, 2015
Date

cc: Beverly O'Toole <Beverly.OToole@gs.com>
Assistant Secretary
PH: 212-357-1584
FX: 212-428-9103
John Chevedden

[GS: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Lloyd Blankfein has been our Chairman and CEO since 2006. In 2006 our stock was at $190. In 2015 our stock was below $190.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***